Exhibit 4.6

QUIDEL CORPORATION
ID: 94-2573850
Notice of Grant of Award	10165 McKellar Court
and Award Agreement	San Diego, CA 92121

Award Number:
Plan:	2010
ID:

Effective                                   , you have been granted an award of                                     shares of QUIDEL CORPORATION (the Company) common stock. These shares are restricted until the vest date(s) shown below.
The current total value of the award is $                                   .
The total price of the award is $                                   .
The award will vest in increments on the date(s) shown.

Shares	Full Vest

By your signature and the Company’s signature below, you and the Company agree that this award is granted under and governed by the terms and conditions of the Company’s Award Plan as amended and the Award Agreement, all of which are attached and made a part of this document.

QUIDEL CORPORATION	Date

Date

Date:
Time: